Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

MAG SILVER CORP. (the “Issuer”)

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2

Date of Material Change

10 July 2007

Item 3

News Release

The Issuer issued a news release at Vancouver, British Columbia on 10 July 2007 through Marketwire.

Item 4

Summary of Material Change

MAG & Peñoles Intersect More High Grade Silver and Gold at Valdecañas.

Results from Holes GD and ID. Hole GD has returned a core length of 21.1 metres (16.2 metres true width) grading 1,175 grams per tonne (g/t) silver (34.3 ounces per ton (opt)), 3.66 g/t gold and 13.56% lead/zinc.  There is also a separate gold-rich zone in Hole GD which returned 2.45 metres (1.9 metres true width) grading 21.0 g/t gold (0.67 opt), 4,759 g/t silver (138.8 opt) and 23.32% lead/zinc.

Item 5.1

Full Description of Material Change

Please see the Issuer’s news release dated 10 July 2007 (NR#07-19) for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9

Date of Report

Dated 10 July 2007